November 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMMO, Inc.
Registration Statement on Form S-1 (File No. 333-248800)

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, AMMO, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Tuesday, November 24, 2020, or as soon thereafter as possible.

Very truly yours,

AMMO, Inc.

/s/ Robert D. Wiley
Robert D. Wiley
Chief Financial Officer